Exhibit 1.1

WISeKey Announces FY 2022 Revenue Guidance; Expects Revenue of $24.5 Million, an Increase of 10% as Compared to FY 2021, Despite Divestiture of arago GmbH

Semiconductors order growth accelerates; backlog of $37 million for IoT Semiconductors products stretches into 2023 and pipeline of opportunities totals $100 million

ZUG, Switzerland – October 19, 2022: Ad-Hoc announcement pursuant to Art. 53 of SIX Listing Rules – WISeKey International Holding Ltd (NASDAQ: WKEY / SIX: WIHN) (“WISeKey” or the “Company”), a leading Swiss cybersecurity and IoT company announced today its FY 2022 revenue guidance and its outlook and growth opportunities for 2023.

Carlos Moreira, WISeKey’s Founder and CEO, noted: “We continue to see solid demand for our cybersecurity and IoT technologies and our digital transformation is progressing well. While the current geopolitical and macro-economic climate has impacted many in our industry in 2022, WISeKey was not significantly affected. The fundamental drivers across our business are strong, and our semiconductors order growth is accelerating, countering concerns about a short-term slowdown in our industry. We are confident that steps we took to minimize the effect of these macro-factors have paved the way for continued long term growth.”

Mr. Moreira added, “For FY 2022 we expect total group revenue to exceed $24.5 million, an increase of 10%, as compared to $22.3 million in 2021, despite the divestiture of our AI segment. Also, we expect our revenue to continue growing in 2023, driven by a projected sales growth for the IoT segment of at least 35%. We believe that due to our large backlog of $37 million which we expect to deliver within the next 48 months, our $100 million pipeline of opportunities and significant investment we made in expanding our salesforce, we are well positioned to continue to gain market share and expand our geographic footprint. Furthermore, the divestiture of arago GmbH had a positive impact on our liquidity, as it reduced cash burn by approximately 40% and allowed us to focus on revenue generating investments.”

Several revenue streams which are reaching maturity, should contribute to our expected revenue growth for 2023. These include:

•	Satellite-related activities: We have started the commercialization of the WISeSat PocketQube satellite with 13 satellites now in orbit, launched with Space X. Our strong partnership with Swiss Army to cooperate in the development of Space related activities using WISeSAT/Fossa low orbit PicoSatellites technology aims to establish the foundation for the development of new capacities in the field of data security.

WISeKey is offering this IoT satellite technology to its IoT clients in a SaaS model allowing both remote and redundant urban IoT communications for companies seeking to securely connect their assets. WISeKey Trust and Security solutions offer unique integration into an end-to-end platform that communicates in real-time with the WISeSat Satellite by ensuring the authenticity, confidentiality, and integrity of the devices and objects.

•	WISe.ART NFT platform: WISe.ART’s unique competitive edge comes from its platform which is secured by WISeKey’s various security technologies enabling the authentication of digital identity based NFTs, physical objects as well as digital assets, in a safe end-to-end process.

Almost 130 artists have already joined the WISe.ART NFT Marketplace with approximately 500 unique NFT products, adding a commercial NFT sales potential aggregate of $70 million worth of NFTs that increasingly see a future for tokens that upend the economics of content creation and influence on the internet.

About WISeKey:
WISeKey (NASDAQ: WKEY / SIX Swiss Exchange: WIHN) is a leading global cybersecurity company currently deploying large scale digital identity ecosystems for people and objects using Blockchain, AI and IoT respecting the Human as the Fulcrum of the Internet. WISeKey Microprocessors Secures the pervasive computing shaping today’s Internet of Everything. WISeKey IoT has an install base of over 1.6 billion microchips in virtually all IoT sectors (connected cars, smart cities, drones, agricultural sensors, anti-counterfeiting, smart lighting, servers, computers, mobile phones, crypto tokens etc.). WISeKey is uniquely positioned to be at the edge of IoT as our semiconductors produce a huge amount of Big Data that, when analyzed with Artificial Intelligence (AI), can help industrial applications to predict the failure of their equipment before it happens.

Our technology is Trusted by the OISTE/WISeKey’s Swiss based cryptographic Root of Trust (“RoT”) provides secure authentication and identification, in both physical and virtual environments, for the Internet of Things, Blockchain and Artificial Intelligence. The WISeKey RoT serves as a common trust anchor to ensure the integrity of online transactions among objects and between objects and people. For more information, visit www.wisekey.com.

Press and investor contacts:

WISeKey International Holding Ltd Company Contact: Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@wisekey.com	WISeKey Investor Relations (US) Contact: Lena Cati The Equity Group Inc. Tel: +1 212 836-9611 lcati@equityny.com

Disclaimer:
This communication expressly or implicitly contains certain forward-looking statements concerning WISeKey International Holding Ltd and its business. Such statements involve certain known and unknown risks, uncertainties and other factors, which could cause the actual results, financial condition, performance or achievements of WISeKey International Holding Ltd to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. WISeKey International Holding Ltd is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.
This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, and it does not constitute an offering prospectus within the meaning of article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange. Investors must rely on their own evaluation of WISeKey and its securities, including the merits and risks involved. Nothing contained herein is, or shall be relied on as, a promise or representation as to the future performance of WISeKey.